Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

October 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Argo Blockchain plc

Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Argo Blockchain plc (the “Registrant”), we hereby confidentially submit for nonpublic review by the Staff of the Securities and Exchange Commission, prior to the public filing of the Registration Statement, the Registrant’s draft registration statement on Form F-1 (“Registration Statement”), which relates to the proposed public offering of debt securities to be issued by the Registrant. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Registrant hereby confirms that it will publicly file its Registration Statement and the nonpublic draft submission such that these documents are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date of such registration statement.

If we can provide further information, please contact the undersigned at (212) 839-5366. Thank you for your consideration in this matter.

Very truly yours,

/s/ Akina J. Newbraugh

cc:	Peter Wall, Argo Blockchain, plc

Alex Appleton, Argo Blockchain plc

Martin Wellington, Sidley Austin LLP

Bartholomew Sheehan, Sidley Austin LLP

James T. Seery, Duane Morris LLP

Michelle Geller, Duane Morris LLP

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.